

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2013

<u>Via E-mail</u>
Jason Kulas
Chief Financial Officer
Santander Consumer USA Holdings Inc.
8585 North Stemmons Freeway
Suite 1100-N
Dallas, TX 75247

> **Re: Santander Consumer USA Holdings Inc.**
> **Registration Statement on Form S-1**
> **Amended November 22, 2013**
> **File No. 333-189807**

Dear Mr. Kulas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please note our comments on your Confidential Treatment request will be delivered under separate cover.

About this prospectus, page ii

2.   Please limit the glossary to terms that are generally less likely to be understood by the investing public. For example, the definitions of "loans," "loan portfolio," "loan origination" and "loan servicing" appear to be commonly understood terms.

Summary, page 1

3.   We note your response to comment 6. Please further revise your summary to make the risk discussion as prominent as the discussion of your strengths and strategy. For example, relocate the discussion to immediately follow the subsection titled "Our Business Strategy" and provide more details and quantification, similar to the discussion of your strengths. Alternatively, revise the discussion of your strengths to limit the discussion to the subsection headings.

4.   We note your response to prior comment 6. However, the basis for your belief regarding your market share and leadership position remains unclear. Please further revise your disclosure to clarify how you concluded that you are a "market share leader," including the sources upon which you have relied for this information. We specifically note a November 21, 2012 Wall Street Journal Article titled "Santander Weights IPO of U.S. Car-Finance Arm" which indicates you remain a "relatively small player in a market that approaches $700 billion in outstanding loans."

Risk Factors, page 12

Future changes in our relationship with Santander may adversely affect our operations, page 16

5.   We note your response to the fourth bullet point of prior comment 12. Please further revise your disclosure to clarify why "Santander's 2012 credit ratings downgrades…result[ed] in the loss of [y]our ability to commingle funds" and to indicate whether the resultant increase in your cost of funds was significant. Please also specify in your disclosure the downgrades that occurred during 2012.

Management's Discussion and Analysis of Financial Condition…, page 40

Chrysler Capital, page 41

6.   We note your response to comment 21 and believe the termination provisions, including the penetration rates, are material to an investor. Disclosure of these rates will allow an investor to assess the likelihood in achieving these rates. An investor's assessment of your ability to meet the milestones and avoid termination is likely to impact his/her investment decision.

7.   Additionally, we note your statement that you expect the volumes to continue and remain above the targets in the agreement. Please disclose what the current penetration rate is.

Compensation Discussion and Analysis, page 98

SCUSA Executive Incentive Program, page 102

8.   We note the revisions made in response to comment 32. However, it appears that you considered performance in comparison to targets for the metrics identified. If this is accurate, please disclose the targets. Additionally, given the varying bonus percentages for each NEO separate discussions for each NEO appears warranted. For example, please expand your discussion if a factor impacted one NEO's bonus more heavily than another NEO's bonus or if certain factors were considered in determining one NEO's bonus but not another's.

You may contact John Spitz at 202-551-3484 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director